rEVO Biologics, Inc.

175 Crossing Boulevard, 4th Floor

Framingham, MA 01702

September 4, 2015

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re: rEVO Biologics, Inc./Application for Withdrawal on Form RW

for Registration Statement on Form S-1 (File No. 333-197030)

Ladies and Gentlemen:

rEVO Biologics, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-197030), initially filed with the Securities and Exchange Commission (“SEC”) on June 25, 2014, as thereafter amended, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Michael H. Bison, Esq. of Goodwin Procter LLP, via email at mbison@goodwinprocter.com or via facsimile at (617) 321-4370. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Michael H. Bison, Esq. at (617) 570-1933. Thank you for your assistance.

Very truly yours,

rEVO Biologics, Inc.

By:	/s/ Marc Becker
Marc Becker
Senior Vice President and Chief Financial Officer

cc:	Yann Echelard, rEVO Biologics, Inc.
Stuart M. Cable, Esq., Goodwin Procter LLP
Michael H. Bison, Esq., Goodwin Procter LLP
Arthur R. McGivern, Esq., Goodwin Procter LLP
Gregory P. Rodgers, Esq., Latham & Watkins LLP
Peter N. Handrinos, Esq., Latham & Watkins LLP